BUCHANAN INGERSOLL & ROONEY PC

Brian S. North 215 665 3828 brian.north@bipc.com	1835 Market Street, 14th Floor Philadelphia, PA 19103 T 215 665 8700 F 215 665 8760 www.buchananingersoll.com

February 4, 2009

VIA EDGAR TRANSMISSION

Ms. Pamela Long
Assistant Director
Division of Corporate Finance
Mail Stop 7010
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SmartHeat Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 12, 2008
File No. 333-154415

Dear Ms. Long:

On behalf of SmartHeat Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 22, 2008, to the above-captioned filing of the Company.  Page references in our responses correspond to the present version of the filing, a copy of which has been marked to note the changes from the filing made on December 12, 2008 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination).  Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company's response to each comment immediately thereafter.

Management's Discussion and Analysis, page 18

General

1.	Please revise your disclosures on page 21 to clarify, if accurate, that SFAS 157 and SFAS 159 were required to be adopted on January 1, 2008.

The Company has revised the disclosure on page 21 to clarify that SFAS 157 and SFAS 159 were required to be adopted on January 1, 2008.

Results of Operations, page 22

2.	Please expand your discussion of sales, for the annual and interim periods, to also quantify the impact that changes in sales volume and prices had on sales from period-to-period.

Securities and Exchange Commission
February 4, 2009

The Company has expanded its discussion of sales on pages 22 through 24, for the annual and interim periods to quantify the impact that changes in sales volume and prices had on sales from period to period.

3.
We appreciate your response to comment 7 in our letter dated November 14, 2008. However, please expand your discussion of cost of sales to identify and quantify your main cost drivers. For example, if raw materials are a significant component of your cost of sales, you should quantify and discuss the impact that changes in raw materials prices had on your cost of sales from period to period.

The Company has expanded its discussion of cost of sales on pages 22 through 24 to identify and quantify its main cost drivers.

Liquidity and Capital Resources, page 25

4.	Please revise your discussion of cash flows used in operating activities to address the reasons for the material increase in your accounts receivable during the nine months ended September 30, 2008.

The Company has revised its discussion of cash flows used in operating activities on page 25 to address the reasons for the material increase in its accounts receivable during the nine months ended September 30, 2008.

5.
We note your response to comment 8 in our letter dated November 14, 2008, however, it appears that your disclosures are not fully responsive. In this regard, please revise your disclosure to specifically address the potential risks and uncertainties associated with your high days sales outstanding and low inventory turnover.

The Company has revised its disclosure on page 26 to specifically address the potential risks and uncertainties associated with high day sales outstanding and low inventory turnover.

Selling Shareholders, page 44

6.
We note your response to comment 12 in our letter dated November 14, 2008. In the footnotes related to the selling shareholders who are affiliated with broker dealers, please clarify whether the sellers received the securities as compensation for placement agent services. We note that you have provided this disclosure for some of the applicable selling shareholders. For each of the selling shareholders who are affiliates of registered broker dealers that did not receive the securities as compensation, please revise each applicable footnote to clarify, if true, that the selling shareholders purchased in the ordinary course of business, and that at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

The Company has revised the disclosure in the introduction to the Selling Shareholders table on page 44 to provide that:

"Except as may otherwise be indicated, each of the selling shareholders acquired its shares in the ordinary course of business and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any person to distribute the shares."

Securities and Exchange Commission
February 4, 2009

Index to Financial Statements, page F-1

7.	Please revise your index on page F-1 to identify the annual audited financial statements as those of SmartHeat.

The Company has revised the Index to Financial Statements to identify the annual audited financial statements as those of SmartHeat.

Report of Independent Registered Public Accounting Firm, page F-2

8.
It is not clear to us why it is appropriate for the date of your auditors' report to be prior to the date of the share exchange agreement that occurred April 14, 2008, as disclosed in the notes to the consolidated financial statements. Please refer to AU Section 530 and have your auditors revise their report or explain why a revision is not necessary. Additionally, please have your auditors revise their opinion to appropriately identify the company as SmartHeat.

The Company's Independent Registered Public Accounting Firm has revised its Report so that (i) it is dated "March 25, 2008, except for note 1 for which the date is April 14, 2008 and (ii) it appropriately identifies the company as SmartHeat.

9.	We note your response to comment 19 in our letter dated November 14, 2008, however please be advised that your December 31, 2006 balance sheet is required to be covered by an auditors' report.

The Company's Independent Registered Public Accounting Firm has revised its Report to indicate that the December 31, 2006 balance sheet is covered by its Report.

Consolidated Statements of Cash Flows, pages F-6 and F-22

10.	We note your response to comment 20 in our letter dated November 14, 2008, however please better explain to us why you provide advances to and receive advances from a shareholder.

The Company received advances from one of its shareholders for working capital which was accounted for as short-term (non-interest bearing) loans.  These advances occurred when the Company was privately-held.  All of these advances were repaid in July 2008.  The only advances to shareholders have arisen as accounts receivable related to the normal conduct of business which was recorded on the financial statements of the Company as "Due from related party."

11.
Please explain to us how you determined the appropriate classification of notes receivable in the interim statements of cash flows. Also, please explain to us how you determined the appropriate classification of restricted cash in the annual and interim statements of cash flows.

Securities and Exchange Commission
February 4, 2009

The Company has reclassified notes receivable from financing activities to investing activities.  This reclassification is reflected in the financial statements on pages F-6 and F-22.  Further, the Company has determined that restricted cash in the annual and interim financial statements should be classified as cash flows from investing activities.  The investment in restricted cash is similar to an investment in marketable securities in that funds are deposited in interest bearing accounts in the Company's name.  As a result, the cash flow from these accounts are derived from an investment activity.

Note 2 — Summary of Significant Accounting Policies, pages F-7 and F-23  Revenue Recognition

12.
We note your responses to comments 22 and 23 in our letter dated November 14, 2008. We also note the additional disclosures related to the terms of your accounts receivable that you provided in MD&A. Please provide us a more comprehensive explanation of the products and services you provide your customers and demonstrate how and why your revenue recognition is appropriate. We note that certain receivable are paid upon customer acceptance, please explain to us how and when customer acceptance occurs and explain to us how and why recognizing revenue prior to such acceptance is appropriate. Also, please provide us additional information related to the specific services you perform during the free service period.

Partial payment is made for the Company's products upon placing of an order and upon customer acceptance.  However, the Company recognizes revenue only after products are delivered, the customer accepts delivery and all other conditions to recognition are complete, such as determination of the price and assurance of collectibility.  The customer is deemed to have accepted delivery only after the product is tested and inspected by the customer.

Subsequent to acceptance, the Company's customer has an "after-sales free service period."  During this period, if customers encounter any product quality issues or have any questions regarding how to install or use the products, the Company provides free consulting, technical support, and repair and maintenance services at the Company's cost.  The scope of service during the after-sales free service period includes initial installation and debugging along with one time training of application of the product, replacement of defected parts, telephone support and consulting on any questions regarding the product.  The after-sales free service period is negotiated between the Company and the customer at the time an order is placed and can extend from three months to two years from acceptance.

Note 6 — Other Receivables, page F-30

13.
Your disclosure states that you have made "cash advances to some customers." Please fully explain to us why you provide customers with advances and address the potential impact of such advances on your revenue recognition policies.

The Company has revised the disclosure on page F-30 to read in full as follows:

6. OTHER RECEIVABLES

Other receivables at September 30, 2008 consisted of cash advances to one customer in the amount of approximately $360,000, prepayment to a vendor of approximately $1,410,000, guarantee deposits for public bidding of approximately $510,000, prepayment and deposits for freight insurance expense of approximately $155,000, receivables for consulting and installation service provided in the amount of approximately $230,000, and cash advances to employees for normal business purposes such as travel expenses, etc.

Securities and Exchange Commission
February 4, 2009

With respect to the $360,000 advance to one of the Company's customers, the Company has a long-standing relationship with this customer and is the recipient of proceeds of a revolving credit loan between the customer and its bank.  The purpose of the credit arrangement is the payment of the customer's vendor invoices.  The customer requested that SmartHeat extend a short-term advance of the loan proceeds to it. For the purpose of maintaining a good relationship with this customer, and with future sales and collection of payments reasonably assured, it was determined that this was in the Company's long-term best interests.  The advance was repaid in full in November 2008 in association with payment of outstanding accounts receivable arising from sales to this customer.  The Company does not believe this advance will impact its revenue recognition as it was a short term advance which has been repaid in full.

Note 17 — Stockholders' Equity, page F-33

14.
We appreciate your response to comment 27 in our letter dated November 14, 2008. However, the appropriate classification of your July 2008 warrants is still unclear to us. In this regard, please tell us which of the settlement provisions in paragraph 8 of EITF 00-19 are stipulated in the warrant agreement. Additionally, please confirm to us that there are no required cash payments to the counterparty in the event you fail to make timely filings with the Commission. Also, please clarify your response to item 5 of the EITF 00-19 analysis you have provided.

Paragraph 8 of EITF 00-19 states that unless the economic substance indicates otherwise, contracts would be initially classified as equity or as either assets or liabilities, in the following situations:

Equity

•	Contracts that require physical settlement or net-share settlement

•
Contracts that give the company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement), assuming that all the criteria set forth in paragraphs 12-32 have been met.

Assets or liabilities

•	Contracts that require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the company)

•	Contracts that give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement).

Securities and Exchange Commission
February 4, 2009

We confirm that the warrnats do not require cash payments to the counterparty in the event we fail to make timely filings with the Commission.

Our response to item 5 of the EITF 00-19 analysis has been clarified as below:

5.
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled "top-off" or "make-whole" provisions).

The Warrant Agreement does NOT make provisions for such payments.  There was a typo in our initial response, NOT was omitted.

Recent Sales of Unregistered Securities, page II-1

15.
We note your response to comment 31 in our letter dated November 14, 2008. However, we note that on April 14, 2008, the company entered into a share exchange agreement with Shenyang Taiyu Machinery and Electronic Equipment Co., Ltd. and the Taiyu Shareholders. In connection with this transaction, the company issued 18,500,000 shares of its common stock. Therefore, please describe the shares issued under this agreement, state the dollar value of the transaction, and provide the other information required by Item 701 of Regulation S-K.

The Company has revised the disclosure on page II-2 to include the following information relating to the April 14, 2008 share exchange transaction:

On April 14, 2008, pursuant to the terms of a Share Exchange Agreement dated April 14, 2008, by and among SmartHeat, Taiyu and the Taiyu Shareholders, each of whom is a non-US person (as contemplated by Rule 902 under the Securities Act), all of the equitable and legal rights, title and interests in and to Taiyu's share capital in the amount of RMB25,000,000 (approximately $3,571,939 based on an exchange rate of US$1.00 = RMB6.999) were exchanged for an aggregate of 18,500,000 shares of SmartHeat common stock. These issuances were exempt from registration requirements under Regulation S under the Securities Act.

* * *

Securities and Exchange Commission
February 4, 2009

If you or others have any questions or would like additional information, please contact the undersigned at 215-665-3828.

Very truly yours,

/s/ Brian S. North
Brian S. North

cc:  Mr. Jun Wang, Chief Executive Officer